Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

July 13, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brigitte Lippmann
Austin Wood
Isaac Esquivel
Eric McPhee

Re:	Aquaron Acquisition Corp.
Amendment No.1 to Form S-1
Filed July 5, 2022
File No. 333-265217

Ladies and Gentlemen:

On behalf of our client, Aquaron Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 8, 2022, relating to the above-referenced Amendment to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on July 5, 2022), all page references herein correspond to the page of Amended S-1.

Amendment No. 1 to Form S-1

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on the cover page and added a risk factor “We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited” on page 58 of the Amended S-1.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination..., page 35

2.	Please revise this risk factor or include a new risk factor which discusses the possibility that issuing notes, debt securities or incurring debt could be at high rates considering the current interest rate environment. Discuss the potential impacts of a rising rate environment and a possible recessionary environment on the registrant and potential targets in the new energy sector.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 35 of the Amended S-1.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Yi Zhou, Aquaron Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.